FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933, AS AMENDED
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

Subject Line: PeopleSoft Board Votes Unanimously to Reject Revised Oracle Bid

PeopleSoft announced today that our Board of Directors has voted unanimously to recommend that PeopleSoft stockholders reject Oracle’s revised unsolicited offer. The board made its decision after careful consideration and upon the recommendation of a committee of independent directors.

The Board reiterated its previously expressed concerns that the offer is not in the best interest of PeopleSoft’s stockholders. Those concerns include:

•	The proposed combination of PeopleSoft and Oracle faces substantial regulatory delays and a significant likelihood that the transaction would be prohibited. Those delays and uncertainties, combined with Oracle’s stated intentions to discontinue PeopleSoft’s products, would subject PeopleSoft’s business to irreparable damage.

•	The revised offer undervalues PeopleSoft based on its financial performance and significant future.

•	The offer is highly conditional and Oracle could withdraw it at any time.

As Craig and I have repeatedly stated and PeopleSoft continues to emphasize publicly and through our actions, we are committed to the acquisition of J.D. Edwards. This compelling combination will create significantly higher stockholder value by bringing the companies’ 11,000 customers access to the broadest suite of integrated enterprise software applications in the world.

Whereas Oracle’s hostile and unsolicited takeover attempt has been questioned by everyone – for the tactics used, their intentions, and, most importantly, the value it would ultimately bring stockholders – PeopleSoft’s acquisition of J.D. Edwards has been hailed as a great move for both companies. We have not let Oracle’s tactics delay the advancement of our J.D. Edwards combination, and we will not let them disrupt our business.

I would like to thank every PeopleSoft employee for your dedication and support during this time. We all have the same objective — to do what’s best for the company, our customers, and our stockholders. Right now, the way we can best do that is by staying focused on our goals for the current quarter.

With great resolve and confidence, PeopleSoft is moving on.

Kevin

People * Customers * Integrity * Quality * Innovation * Fun * Intensity * Profitability * Accountability * Competitiveness

Additional Information
PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials filed by PeopleSoft with the SEC. Stockholders also should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments thereto because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements
This communication may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.